                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Boca Research, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   096888-10-2
                                 (CUSIP Number)

                               Stephen R. Rusmisel
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1442
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                         _______December 13, 1999_______
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                              Page 2 of 12 Pages
                                  SCHEDULE 13D

CUSIP NO.   096888-10-2


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Alexander Hafele

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            Not applicable
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Germany
--------------------------------------------------------------------------------

NUMBER OF SHARES                            7.       SOLE VOTING POWER
                                                              1,747,965
BENEFICIALLY OWNED BY
                                            8.       SHARED VOTING POWER
EACH PERSON WITH                                              0

                                            9.       SOLE DISPOSITIVE POWER
                                                              1,747,965

                                            10.      SHARED DISPOSITIVE POWER
                                                              0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                    1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
         13. PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11) ________________________15.3%___________________________________________________
         14.      TYPE OF REPORTING PERSON
                                                                IN

                                                              Page 4 of 12 Pages
                                  SCHEDULE 13D

CUSIP NO.   096888-10-2

--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Gerhard Harlos

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            Not applicable
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES                             7.       SOLE VOTING POWER
                                                               1,747,965
BENEFICIALLY OWNED BY
                                             8.       SHARED VOTING POWER
EACH PERSON WITH                                               0

                                             9.       SOLE DISPOSITIVE POWER
                                                               1,747,965

                                             10.      SHARED DISPOSITIVE POWER
                                                               0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                    1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
         13. PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11) _____________________________15.3%______________________________________________
         14.      TYPE OF REPORTING PERSON
                                                              IN
--------------------------------------------------------------------------------

                                                              Page 3 of 12 Pages
                                  SCHEDULE 13D

CUSIP NO.   096888-10-2


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Infomatec Integrated Information Systems AG

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                                     Not applicable.
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Infomatec Integrated Information Systems AG is organized under the laws of the Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES                            7.       SOLE VOTING POWER
                                                              1,747,965
BENEFICIALLY OWNED BY
                                            8.       SHARED VOTING POWER
EACH PERSON WITH                                              0

                                            9.       SOLE DISPOSITIVE POWER
                                                              1,747,965

                                            10.      SHARED DISPOSITIVE POWER
                                                               0
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                    1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     <G116>
--------------------------------------------------------------------------------
         13. PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11) ________________________15.3%___________________________________________________
         14.      TYPE OF REPORTING PERSON
                                    CO
--------------------------------------------------------------------------------
                                                          SCHEDULE 13D
shapeType202fFlipH0fFlipV0lTxid65536hspNext1033CUSIP NO.   096888-10-2
CUSIP NO.   096888-10-2


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Infomatec AG International, Inc.

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            Not applicable
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Infomatec AG International Inc. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                            7.       SOLE VOTING POWER
                                                              1,747,965
BENEFICIALLY OWNED BY
                                            8.       SHARED VOTING POWER
EACH PERSON WITH                                              0

                                            9.       SOLE DISPOSITIVE POWER
                                                              1,747,965

                                            10.      SHARED DISPOSITIVE POWER
                                                              0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                    1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                    15.3%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON

                                                              Page 5 of 12 Pages

                                  SCHEDULE 13D


Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, par value $.01 (the "Shares") of Boca Research, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are 1377 Clint Moore Road, Boca Raton, FL 33487.

Item 2.   Identity and Background.

          (a) Names of Persons Filing. This amendment is being filed jointly by Alexander Hafele, Gerhard Harlos, Infomatec Integrated Information Systems AG, a corporation organized under the laws of The Federal Republic of Germany ("Infomatec") and Infomatec AG International Inc. ("Infomatec U.S."), a Delaware corporation (collectively, the "Reporting Persons"). The principal business of Infomatec is high-end software for e-commerce and trade, which is conducted at its principal office at the address as set forth in Paragraph (b) below. The principal business of Infomatec U.S. is to hold the 1,747,965 shares of the Issuer and to make future investments. Its address is also set forth in Paragraph (b) below. The Joint Filing Agreement among the Reporting Persons was filed as Exhibit A to the Schedule 13D filed on August 5, 1999 by the Reporting Persons.

          (b) Business Addresses. The business address of Infomatec and of Alexander Hafele and Gerhard Harlos, is Steinerne Furt 76, 86167 Augsburg, Germany. The business address of Infomatec U.S. is c/o Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004-1490.

          (c) Employment. The present principal occupation of each of Alexander Hafele and Gerhard Harlos, is as co-chief executives of Infomatec, respectively.

          (d) Convictions. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Civil Proceedings. None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

          (f) Citizenship. Alexander Hafele and Gerhard Harlos are citizens of The Federal Republic of Germany.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.

          On December 13, 1999, the Issuer and Infomatec US entered into an amendment (the "Amendment"), a copy of which is filed herewith as Exhibit A, to the Amended Common Stock Purchase Agreement (the "Agreement") a copy of which was filed as Exhibit B to the Schedule 13D filed on

                                                            Page 7 of 12 Pages

August 5, 1999 by the Reporting Persons. Pursuant to the terms of the Amendment, Infomatec US's purchase rights to acquire additional Shares of the Issuer in order to maintain its percentage interest in the common stock of the Issuer were terminated. In addition, pursuant to the Amendment, Infomatec US's rights with respect to the Board of Directors of the Issuer were modified as follows: (A) the limitation of nine (9) members of the Issuer's Board of Directors was removed, and (B) Infomatec US's right to nominate four (4) members of the Board of Directors of the Issuer was modified to provide that Infomatec US shall have the right to nominate two (2) members of the Board of Directors, so long as it owns at least 874,000 shares of the Issuer's common stock originally purchased by it, and one (1) member of the Board of Directors, so long as it owns at least 437,000 of such shares. If Infomatec US owns less than 437,000 of such shares, the right to nominate any members of the Board of Directors shall terminate. In addition, Infomatec US has the right to designate up to two observers to the Board of Directors meetings so long as it has the right to nominate two members of the Board of Directors and up to three observers when it is entitled to nominate one member of the Board of Directors.

          Pursuant to the Amendment, Messrs. Hafele and Harlos resigned from the Issuer's Board of Directors.

          The Amendment also provided that in lieu of exercising its registration rights under the Agreement, Infomatec US may request the consent of the Issuer to make a private placement of the Shares, which would afford certain registration rights to the purchaser, if the purchaser makes certain representations to the Issuer.

          From time to time, the Reporting Persons have engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and Infomatec intends to engage in such discussions in the future.

          From time to time, the Reporting persons may buy additional Shares on the open market or in privately negotiated purchases, from the Issuer or otherwise.

          Notwithstanding the foregoing, as a significant shareholder of the Issuer and through representation on the Issuer's Board of Directors, the Reporting Persons may consider from time to time (i) an extraordinary corporate transaction, such as a merger or reorganization, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's charter and bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (viii) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) Infomatec US is the direct beneficial owner of 1,747,965 Shares, which in the aggregate constitute approximately 15.3% of the outstanding shares of common stock of the Issuer. As the sole shareholder of Infomatec US, Infomatec may also be deemed to be the beneficial owner of such shares as may Messrs. Hafele and Harlos, who each own approximately 35% of the outstanding stock of Infomatec.

                                                              Page 8 of 12 Pages


          (b) Infomatec US has the sole power to vote or direct the vote and disposition of 1,747,965 Shares directly owned by it as described in paragraph
(a), and Infomatec and Messrs. Halfele and Harlos may also be deemed to have such power.

          (c) None of the Reporting Persons has effected any transactions in Shares during the past 60 days. However, as recited in the Amendment, Infomatec US exercised and then rescinded its purchase right to acquire additional Shares in order to maintain its percentage interest in the common stock of the Issuer. Infomatec US initially intended to acquire 152,444 Shares, but rescinded its purchase before the Shares were issued.

          (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the 1,747,965 Shares acquired by Infomatec U.S.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described above and as set forth in the Agreement and the Amendment, the Issuer has granted to Infomatec US the right to nominate two members of the Board of Directors of the Issuer so long as it continues to own at least 874,000 shares of the Issuer and one member of the Board of Directors of the Issuer so long as it continues to own at least 437,000 shares of the Issuer. The Issuer has also granted certain registration rights to Infomatec US with respect to the Shares.

         Except as described in this Schedule 13D, as amended, and the Exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          EXHIBIT A -- First Amendment to Amended Common Stock Purchase Agreement dated December 13, 1999.





                                          *By: /s/ Alexander Hafele
                                               -----------------------
                                                   Alexander Hafele



                                          *By: /s/ Gerhard Harlos
                                               -----------------------
                                                   Gerhard Harlos

                                                           Page 9 of 12 Pages

                                           INFOMATEC INTEGRATED INFORMATION
                                           SYSTEMS AG




                                           *By: /s/ Karl Gruns
                                           -------------------------------
                                           Name:  Karl Gruns
                                           Title:  Chief Financial Officer


                                           INFOMATEC AG INTERNATIONAL, INC.



                                           *By: /s/ Eduard Will
                                           -------------------------------
                                           Name:  Eduard Will
                                           Title:  Chief Executive Officer

                                           *By: /s/ Eduard Will

                                           pursuant to the Joint
                                           Filing Agreement a copy of
                                           which was filed as Exhibit
                                           A to the Schedule 13D filed
                                           on August 5, 1999.



Dated:  December 23, 1999